Contact

www.linkedin.com/in/janrippingale
(LinkedIn)
www.bluebanyansolutions.com
(Company)
www.i-cuedesign.com (Company)

Top Skills

Advisement

Executive Advisory

Digital Transformation

Languages

English (Native or Bilingual)

Japanese (Elementary)

Certifications

Fundamentals of Handling Difficult
Negotiations

SunSpec Open Standards Champion
Award

Oracle Database Administration
Certification of Mastery

Honors-Awards

2022 Entreprenista 100 Award

Micro-Vertical Solution Provider of
the Year

Top 10 NetSuite Solution Providers

Barry Goldwater Scholar - Top
Undergraduate Science and
Mathematics Award

Top 20 Undergraduates in US

Patents

Method And Apparatus For Client-
In-Charge Business Transaction
Processing

Methods And Apparatus For
Wireless Phone Optimizations Of
Battery Life, Web Page Reloads,
User Input, User Time, Bandwidth
Use And/Or Application State
Retention

Jan Rippingale

Founder & CEO of Blu Banyan | Co-Chair, US Dept. of Energy's
Orange Button Working Group | Board Member: Sunspec Alliance
| Solar Industry Digital Transformation Thought Leader & Keynote
Speaker
Fort Bragg, California, United States

Summary

For many, the challenges of our carbon footprint and increasing the
accessibility of solar energy often feels like an overwhelming mess.

However, through the right lens, you can quickly see that we have all
the resources to collectively and intelligently address every need.

These are the leverage points I'm currently using to shift things in the
right direction, in collaboration with others dedicated to ensuring our
energy security:

Steadfast belief in Genuine Prosperity

– Put simply: Old models of production, consumption, and resource
depletion cloud our vision.

– Complex challenges call for the prioritization of meaningful
productivity, education, infrastructure, connectedness, and good
consumption that enriches natural resources while enhancing human
well-being.

– I apply this philosophy in every area of life and business, and I
credit my daughter, as well as my mentorship experience with John
Glenn, in helping me to shape it.

Faster deployment of solar energy

They say: "Rapid deployment of solar energy requires impossible
transformation."

I say: "Nothing is impossible when you work with Jedis."

Method and apparatus integrating navigation and saving the writable state of applications

That’s how I refer to my extraordinary team at Blu Banyan, and together, we are reducing the complexity of rolling out solar.

But we don’t stop there — the mission of driving economic growth and a sustainable future for all demands seismic shifts at an industry level.

That’s why much of my work sits at the intersection of policy and technology, in activating the power of government and private sector partnerships.

Industry level digital transformation

Blu Banyan is currently working with the US Department of Energy’s Orange Button Initiative to drive down soft costs for residential, commercial, and utility scale projects; we do this in collaboration with other government and industry partners such as the Sandia National Laboratories, National Renewable Energy Laboratory, and SunSpec Alliance.
As a strategist and problem solver, I am constantly looking for new ways to execute and learn from others.

If you have the technologies, ideas, or the influence to help us all do this better, I welcome the chance to connect with you here.

Let’s lead the change that simultaneously drives economic growth while making opportunity, power, and prosperity broadly accessible.

Experience

Blu Banyan
Founder & Chief Executive Officer
April 2016 - Present (9 years 1 month)
Berkeley, CA

Blu Banyan (www.blubanyan.com) is an enterprise cloud-based business management solutions company helping digitally transform small and mid-sized businesses to optimize operations and deliver metrics that drive growth and profitability.

Blu Banyan's flagship product, SolarSuccess, is the leading solar business management software in the industry today, used by over one-third of the top 100 residential solar installers in the U.S.

Our approach to the energy information infrastructure is more than just a framework for delivering efficiencies of scale for solar installers – it's a framework for the next game-changing systemic shift that we need to address as a planet.

As part of that shift, we understand that complex challenges call for more than just infrastructure. They call for a prioritization of people and connectedness.

It's the only way our incredible team and those we work with can collectively and intelligently address each problem on our horizon.

SunSpec Alliance
Member Board of Directors
April 2023 - Present (2 years 1 month)
San Jose, California, United States

SunSpec Alliance (sunspec.org) is the open information standards and certification organization for the Solar Distributed Energy Resources industry.

As a member of the board of directors, I share my expertise to further transform the ecosystem of solar products, services, and energy information infrastructure that will address our current challenges. SunSpec communication standards address operational requirements of solar and energy storage on the smart grid to reduce cost, promote technology innovation, and accelerate industry growth.

This membership is another way I'm building the legacy of collective cooperation I want to leave for the next generation.

Blu Opportunity
Co-Founder & CEO
February 2023 - Present (2 years 3 months)
Berkeley, CA

Blu Opportunity provides affordable, no-hidden-fee solar loans to homeowners with the goal to make residential solar more affordable and accessible.

Our Mission is to empower installers to deploy more solar faster.

US Department of Energy Orange Button Initiative
Co-Chair - Orange Button Workgroup
March 2017 - Present (8 years 2 months)

The Orange Button Initiative (orangebutton.io) started as a public/private partnership funded by the U.S. Department of Energy, the SunSpec Alliance and more than 350 companies that contribute to its development.

As the co-chair of the Orange Button Workgroup, my role is to ensure that the Orange Button taxonomy continues to address the most compelling use cases in the Distributed Energy (solar + storage) data exchange realm, and that the Orange Button web service API continues to evolve to meet the needs of the software development community.

The Initiative is an open data exchange standard for the distributed solar PV industry. Orange Button enables the free flow of data between information systems used in the solar asset lifecycle to decrease long term costs and increase innovation through information models, a standard taxonomy, a standard Application Program Interface (API), and supporting compliance test suites.

Elective
Member of the Board of Advisors
May 2024 - Present (1 year)

i-Cue Design, Inc.
Co-Founder, Inventor, and Chief Technology Officer
March 2003 - April 2016 (13 years 2 months)

I founded i-Cue Design to offer programming, technical design, and business analysis services.

I designed and developed the "Navigation Activator," a computerized method responding to a navigation cue from a user by saving the writable state of the application, and directing the computer through the Windows Operating System to perform the navigation tasks indicated by the navigation cue. I used this invention to improve conversion rates and customer loyalty for businesses.

Soligent
ERP Consultant, Data Architect, .NET Developer, Business Analyst
June 2011 - March 2014 (2 years 10 months)

Soligent Distribution is the largest pure-play solar distributor in the Americas, supplying solar installers and contractors with solar energy equipment, engineering services, and project financing solutions.

As consultant, I managed the entire six-month data transition from Oracle eBusiness Suite ERP to NetSuite's Cloud-based ERP system by identifying gaps between "native" cloud functionality and business requirements, coordinating and performing data migration and developing custom data structure, code and process flows.

EY
Intranet Security Architecture Strategy Analyst, Vendor Manager, Web Designer, Methodologist
1997 - 1998 (1 year)

I analyzed alternative directions for global intranet security strategy focused primarily around the tasks and policies involved in implementing a public key infrastructure in a Lotus Notes/Domino environment.

Boeing
Business Systems Analyst, Data Architect, Methodologist
February 1997 - October 1997 (9 months)

As a Project Manager and Systems Analyst, I automated tasks involved with airplane configuration for Business Acquisition of the Define and Control Airplane Configuration (DCAC) Project, the largest Business Process Re-Engineering Project in the world.

NASA - National Aeronautics and Space Administration
Researcher - Kennedy Space Center
February 1997 - October 1997 (9 months)

I collected and analyzed data about potential solutions for physiological deterioration in microgravity. Designed procedure for emergency tracheotomy to be performed in microgravity for the space shuttle.

NASA - National Aeronautics and Space Administration
Researcher for Closed Ecological Life Support System (CELSS) - Utah State University
May 1990 - August 1990 (4 months)

The NASA Controlled Ecological Life Support System (CELSS) program was initiated with the premise that NASA's goal would eventually include extended duration missions with sizable crews requiring capabilities beyond the ability of conventional life support technology.

As a researcher, I collected and analyzed data to evaluate the assumptions of earth-bound plant growth patterns, including using continuous light to evaluate the requirement for dark cycle processing in soybeans, and using hydroponics to evaluate the requirement for soil to support plant growth.

The CELSS concept is based upon the integration of biological and physicochemical processes to construct a system which will produce food, potable water, and a breathable atmosphere from metabolic and other wastes, in a stable and reliable manner. A central feature of a CELSS is the use of green plant photosynthesis to produce food, with the resulting production of oxygen and potable water, and the removal of carbon dioxide.

Education

Montana State University-Bozeman
BS, Chemical Engineering · (1989 - 1993)